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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December 2003

Preem Holdings AB (publ)
(Translation of registrant's name into English)

Sandhamnsgatan 51,
S-11590,
Stockholm,
Sweden
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F: ☒        Form 40-F: ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐        No: ☒

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PREEM HOLDINGS AB (PUBL)
Date: December 2, 2003	By:	/s/ PER HÖJGÅRD Name: Per Höjgård Title: Chief Financial Officer

        Further to our Report on Form 6-K for the quarter ended September 30, 2003, filed with the U.S. Securities and Exchange Commission on November 28, 2003, we provide the following information.

Operating income(loss) Before Depreciation and Amortization (OIBDA), Change in Working Capital and Free Cash Flow

        The table below shows our analysis of Operating Income Before Depreciation and Amortization (OIBDA), Change in Working Capital and Free Cash Flow, for the three months and nine months ended September 30, 2002 and 2003.

	Three months ended September 30,		Nine months ended September 30,
	2002	2003	2002	2003
	(in millions of SEK)
OIBDA
Refinery contribution	219	453	655	1,713
Refining margin, hedge	0	(91)	—	(493)

Contribution to Fixed Costs	219	362	655	1,220
Fixed costs, refining (excl. depreciation)	(131)	(141)	(372)	(410)
Inventories, Market-to-Market	(218)	227	(171)	414
Price effect Norm Position, Oil	521	(25)	1,276	(221)
Other major items
Currency effect	56	(10)	(151)	(100)
Waste heat sales	4	5	35	46
Ticket sales	17	15	47	51
Port income	11	12	40	36
Trading result and other OIBDA, Supply&refining	(163)	(25)	(92)	(23)

OIBDA, Supply and refining	315	420	1,267	1,012
OIBDA, other
Swedish Market	64	64	163	145
International market	(7)	—	1	—
Corporate Center—price effect Norm position, Currency	(31)	(112)	(493)	(392)
Corporate Center—exchange rate difference purchase/sales	16	66	18	139
Corporate Center—other OIBDA	(23)	(20)	(28)	(68)
Preem Holdings AB	(7)	(8)	(22)	(21)

OIBDA Preem Holdings	327	410	905	815
Decrease in Inventories	531	909	399	562
Decrease in Current Receivables	576	1,166	301	974
Increase (Decrease) in Liabilities	48	(827)	(1,111)	(862)

Change in Working capital	1,155	1,248	(411)	674
Capital Expenditures	(294)	(298)	(719)	(525)

Free Cash Flow	1,188	1,360	(225)	964

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SIGNATURES